Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA91607

jkushner@thekushneroffices.com

March 31, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Diverse Development Group, Inc.
Registration Statement on Form S-1 Filed February 21, 2017 File No. 333-216151

Dear Mr. Burr:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") of Diverse Development Group, Inc., a Delaware corporation (the "Company"). On behalf of the Company, we are responding to the letter of comments on the Registration Statement provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated March 13, 2017 (the "Comment Letter"). In conjunction with these responses, the Company is filing its Amendment No. 1 to Form S-1 (the "Amendment") via EDGAR.

The Company's responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.

Staff Comment: We note the statement on page 6 that you intend to utilize investor funds to invest in income-yielding properties. We also note the statement on page 17 that you “identified a project that is entitled for 688 units and 85,000 square feet of retail as well as several single tenant developments.” It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. Please provide a detailed analysis addressing why you believe you are not conducting a blank check offering. Alternatively, please revise the registration statement to comply with the requirements of Rule 419 and prominently disclose that you are a blank check company.

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Company's Response: The definition of a blank check company is not the same as a shell company. The Company respectfully suggests to the Staff that it is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419. Rule 419 defines a "blank check company" as a company that:

i. Is a development stage company that has no specific business planor purpose [emphasis added] or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations that involves the purchase and development of investment-grade credit tenant properties with long-term leases. While certain other properties are being evaluated by the Company, the Company has presently targeted a development project that is entitled for 688 units and 85,000 square feet of retail (the “Development Project”) as well as several single tenant ground up developments with an S&P rating of AA- (the “Ground Up Developments”). These matters are described in the section of the Prospectus entitled THE BUSINESS and subheadings thereunder as well as in an expanded MD&A section. The Company is an early development stage company and not a 419 company.

In addition, the Company does not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person. The Company intends to initiate operations through purchase of the Development Project and Ground Up Developments, and through anticipated gains derived from rent and capital gains from these projects, the Company subsequently intends to target and acquire similar investment-grade credit tenant properties with long-term leases. This is disclosed under the section of the Prospectus entitled THE BUSINESS as follows: “The Company intends to utilize funds pooled from investors to directly invest in income-yielding properties. The Company will primarily invest in diversified credit tenant investment-grade NNN properties with long-term leases. The Company’s strategic roadmap includes it investing +/- 10% of its capital for higher return ground-up land development projects. Income will be largely generated from rent and capital gains from development projects. The Company aims to incur little to no debt, with exception being certain short term loans incurred from time to time on project-specific basis. The Company anticipates purchase of existing investment-grade credit tenant properties within the first two quarters of total capitalization. Upon purchase of these properties, the Company anticipates generating the cash flow and liquidity needed to continue profitable operations, as the Company projects that the vast majority of these property leases will experience a 10% increase in rent every five years.” This disclosure has been revised in the Amendment to further state as follows: “The Company has no plans or intention at this time to be acquired or merge with an operating business entity nor does the Company or any of its shareholders have any plans to enter into a change of control or similar type transaction. The Company may, as previously represented in the Form 8-K previously filed December 22, 2016, by merger or acquisition seek suitable real estate properties to acquire and thereafter develop in conjunction with the Company’s plan.”

The Company, because of its business plan, is not a blank check company but is an early stage development company as disclosed throughout the Registration Statement.

Exhibits, Page 37

2.	Please file your counsel’s legal opinion as an exhibit. See Item 601(b)(5) of Regulation S-K.

Company’s Response:Pursuant to the Staff’s request, the Company’s counsel’s legal opinion has been provided as an exhibit to the Amendment.

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Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company's responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincererly,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Christopher Kiritsis
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	Jkushner@thekushneroffices.com

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